TMD ENERGY LIMITED

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

Via Edgar

July 18, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TMD Energy Ltd (the “Company”)

Draft Registration Statement on Form F-1

Submitted June 11, 2024

CIK No. 0002009714

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 9, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1 submitted on June 11, 2024

Cover Page

1.	We note your disclosure that “[w]e intend to apply to list our Ordinary Shares on the [NYSE American/Nasdaq Capital Market] under the symbol “[*]”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.” However, on page 134 you state “[h]owever, we will not complete this offering unless we are so listed.” Please revise your cover page to disclose more clearly whether this offering is contingent upon the final approval of your NYSE American/Nasdaq Capital Market listing.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

2.	Here, and on pages 9 and 21 where you discuss being a controlled company, please revise to state that Dato’ Sri Kam Choy Ho, your chairman of the board and Chief Executive Officer, also is the group managing director of Straits Energy Resources Berhad, and that two of your other directors also are directors of Straits. Include this disclosure in the Related Party Transactions section of your prospectus, as well, or tell us why you are not required to do so. Refer to Item 7.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised the cover page and pages 9, 21, 99 and 101 of the Amended F-1.

Businesses we may acquire in the future will expose us to increased operating risks., page 12

3.	We note here and elsewhere in your filing disclosure concerning potential future acquisitions. Please disclose whether any such acquisitions are currently planned.

Response: We respectfully advise the Staff that we have revised pages 12 and 13 of the Amended F-1.

We depend on a limited number of suppliers, ..., page 13

4.	Please clarify your statement that you are dependent on a limited number of suppliers of refined marine fuel products by disclosing the actual number of suppliers on which you rely. Include a relevant discussion of this issue in the Business section, as well. Refer to Items 3D and 4.B.6 of Form 20-F.

Response: We respectfully advise the Staff that we have pages 13 and 83 of the Amended F-1.

Use of Proceeds, page 48

5.	We note your disclosure that you will use “[a]pproximately 75% for purchase of cargo.” Please revise to state, if true, that you will use 75% of the proceeds for the purchase of cargo oil.

Response: We respectfully advise the Staff that we have revised pages 10 and 48 of the Amended F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

6.	Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations. In this regard, for example, we note that income from operations dropped 41.9% from 2022 to 2023. Also revise to clarify whether inflation has had or is expected to have a material impact on your operations and results.

Response: We respectfully advise the Staff that we have revised pages 59 and 62 of the Amended F-1.

7.	If material, please expand upon the impacts of Russia’s invasion of Ukraine on your business. Consider material impacts of sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls as a result of the invasion; import or export bans on products or commodities, including energy from Russia, as a result of the invasion; and supply chain disruptions as a result of the invasion.

Response: We respectfully advise the Staff that we have revised pages 59 and 62 of the Amended F-1.

Internal control, page 60

8.	We note your statement that “[t]he Company acknowledge that it has shortcomings in its internal control over its financial reporting and hope that it will have sufficient and adequate resources to have proper and adequate internal control procedures and policies.” Please clarify your disclosure to state whether you are implementing a plan to remediate your shortcomings in your internal control over financial reporting, and advise us why you believe these shortcomings do not represent a material weakness of internal controls over your financial reporting.

Response: We respectfully advise the Staff that we have revised page 60 of the Amended F-1.

Cash Flows & Working Capital

Cash Flows, page 70

9.	Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in operating cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 5.B of Form 20-F, in particular the introductory paragraph thereof and instructions 1 and 9 of the instructions to Item 5.

Response: We respectfully advise the Staff that we have revised page 71 of the Amended F-1.

Liquidity & Capital Resources, page 70

10.	Please discuss your material cash requirements, including commitments for capital expenditures and purchase commitments at December 31, 2023 and the anticipated sources of funds needed to satisfy such requirements. Refer to Item 5.B.3 of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 73 of the Amended F-1.

Management

Compensation of Directors and Executive Officers, page 99

11.	Please tell us why you have not included compensation disclosure regarding your chief financial officer. Refer to Item 6.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 100 of the Amended F-1.

Related Party Transactions, page 101

12.	Please revise to identify the related parties in the “Nature” column of the table.

Response: We respectfully advise the Staff that we have revised page 101 of the Amended F-1.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-12

13.	Please disclose the estimated useful lives for docking fees as included in your schedule of Property, Plant and Equipment in Note 6 on page F-18. If docking fees are included in dry-docking expenditures in your policy footnote, revise your disclosure accordingly.

Response: We respectfully advise the Staff that we have revised page F-18 of the Amended F-1.

Note 3 - Accounts Receivable, net, page F-17

14.	Please disclose the significant payment terms of your contracts. In addition, provide a rollforward of the allowance for credit losses. Refer to ASC 606-10-50-12b and ASC 326- 20-50-13.

Response: We respectfully advise the Staff that we have revised page F-17 of the Amended F-1.

Note 5 - Other receivables and current assets, page F-17

15.	Please disclose any restrictions on deposits held with financial institutions for bank guarantees extended to third party supplier, cargo deposit paid to third party supplier for upgrading of payment term, deposit paid to third party contingent suppliers for supply of fuel oil. Also, please disclose any restrictions on cash and cash equivalents held for similar purposes. Refer to Rule 5-02.1 of Regulation S-X.

Response: We respectfully advise the Staff that we have revised pages 73 and F-17 of the Amended F-1.

Note 8 - Related party transactions, page F-19

16.	Please explain your rationale, citing specific guidance used, for recognizing a receivable from the gain contingency related to Raja Ismail Bin Raja Mohamed (Raja Ismail) for reimbursable legal fees incurred by Tumpuan Megah, one of your subsidiaries, which is recoverable against Raja Ismail by Straits of $1,469,762 for the reimbursement of legal fees. Refer to SAB Topic 5:T.

Response: We respectfully advise the Staff that this receivable is NOT a contingent gain but a reimbursable expense by Raja Ismail (not a principal shareholder) with no loss and no gain to Tumpuan Megah (“TMD”) as Raja Ismail agreed unconditionally and irrevocably undertake and guarantee on all sums of money which may become payable by TMD pursuant to the arbitration, and also indemnify TMD against all losses, damages or expenses in connection with the arbitration by entering into a written personal guarantee agreement (“Guarantee Agreement”) with Straits.

This is a strong personal guarantee as the Guarantee Agreement provides for continuing guarantee and shall remain in full force and effect until the indefeasible payment in full of the Guaranteed Obligations and any other amounts payable under this Guarantee Agreement and be binding upon the Guarantor, his estate, successors and assigns. According to ASC310-10, receivables should be recognised at fair value when there is a contractual right to receive the money. The Guarantee Agreement creates the contractual right to receive repayment from Raja Ismail hence allowing the Company to recognise the receivable under the binding indemnification agreement instead of being a contingency gain under ASC 450-30. Raja Ismail has commenced the repayment of the legal fees incurred by the company in accordance with the repayment schedule.

For accounting treatment, the Company debit expense and credit liability upon receiving the bill, and debiting receivables from Raja Ismail and crediting expense with the bill amount pursuant to the Guarantee Agreement. Therefore, it is deemed that all cost incurred pertaining to the arbitration is NOT an expense of TMD as it will be contractually recoverable in full from Raja Ismail.

Note 15 - Commitments and Contingencies, page F-25

17.	Please explain your rationale, citing the specific guidance used, for not recognizing the potential liabilities of Tumpuan Megah in a legal proceeding for disputes over financing agreements, gas oil supply contracts, and enforcement attempts of an English judgment against it for amounts beyond those indemnified under an agreement with Straits. Refer to ASC 450-20 and SAB Topic 5:T.

Response: We respectfully advise the Staff that ASC 450-20 provides guidance on the recognition of loss contingencies where the losses is probable and reasonably estimated. However, ASC 450-20 is not applicable in this scenario, because all cost and potential liabilities is fully indemnified by Raja Ismail under the binding personal guarantee agreement and there is no addition exposure on amount beyond those indemnified under the agreement. Therefore, it would not be possible to anticipate with any certainty the scope and extend of the legal arguments that will canvas in the course of such litigation, and with the personal guarantee agreement, it will not probable for the Company to incur additional liabilities and potential losses in relation to the legal proceeding.

General

18.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that presentations to potential investors may start at a later stage, therefore, as of the date of this response, neither the Company nor Maxim Group LLC (the “Maxim”), the Company’s lead underwriter in connection with this offering, has performed any written communications to present to any potential investors on behalf of the Company. The Company also undertakes that, if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company, Maxim or anyone authorized to do so on its behalf, such written communications will be retained and the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Dato’ Sri Kam Choy HO
TMD Energy Limited
Chief Executive Officer
Encl.